EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of FB Bancorp, Inc. (the “Company”) on Form S-8 to be filed on or about October 31, 2024 of our report dated March 1, 2024, on our audit of the financial statements as of December 31, 2023 and 2022 and for each of the years then ended, which report was included in the Company’s prospectus dated August 12, 2024, filed by the Company pursuant to Rule 424(b)(3) of the Securities Act with the Commission on August 22, 2024 (No. 333-277630). Our report includes an explanatory paragraph that refers to a change in the method of accounting for credit losses due to the adoption of ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Metairie, Louisiana
October 31, 2024